Filed by Alberto-Culver Company
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under the Securities
Exchange Act of 1934
Subject Company: Alberto-Culver Company
(Commission File No. 1-5050)

The following is a transcript from the Alberto-Culver Company earnings call, which took place on October 26, 2006.

Howard Bernick - Alberto-Culver - President and CEO

Thank you very much and good afternoon, everyone. I want to mention right up front that I am co-hosting this call with Jim Marino, CEO-Elect of the new Alberto-Culver Company which should begin trading in mid-November, and Gary Winterhalter, the CEO designate of Sally Beauty Holdings, which we expect will begin trading in Mid-November after the closing of the spinoff transaction. Subject, of course, to shareholder approval and other conditions.

Maybe I’m stuttering a little bit, this is going to be my last quarterly conference call and I’m having trouble getting some of the words out. But I want to thank you all for being on our call today. We are delighted with our fourth quarter and fiscal year 2006 results. Another year of mid-to-high single digit rates of sales growth in the quarter and the year, and double digit increases in earnings from operations before the transaction costs associated with the spinoff transaction and so on. So to say that we are pleased might be, you know, almost a little bit of an understatement.

2006 was our 15th consecutive record sales and record earnings year. Our businesses are strong. Our sales are growing. Our profits are growing. Our cash flow is excellent. Our balance sheet is very strong. And we are just pleased to be able to share these results and thank Jim and his team and Gary and his team for executing and performing again during the regular highly competitive years in our businesses, year in our business and as well during an unusual time for Alberto-Culver, in light of the major, major transaction that we’re going through to build shareholder value and return value to shareholders. Our press release now has a lot more detail than it used to have.

QUESTION AND ANSWER

Amy Chasen - Goldman Sachs - Analyst

Okay. And then can you just talk about consumer margins, you know, for the consumer stub once Sally is spun off. I think there’s been some confusion about what type of trend we should expect for those margins in ‘07 and ‘08 off of the ‘06 pro forma base.

Jim Marino - Alberto-Culver - CEO-Elect for Alberto-Culver

Well, ‘07 will be a difficult year to compare to historical years. We will — we are going to be dealing with overhead that potentially will not be with us the entire year. It will skew the numbers primarily in the Q1 and Q2. So it will probably be until Q3 or so, when we start to normalize the year in terms of what it may look like moving forward. So I caution you when you — when we talk about ‘07, it’s always going to be an apples-to-orange comparison. As we move into ‘08, obviously, it will be normalized and we think we will have been able to garner the best guess majority of savings that we are going to be looking for. The one-time charges will be behind us, but we’ll certainly be taking some one-time charges in the first quarter of this year.

Amy Chasen - Goldman Sachs - Analyst

Are you going to break those out or are you just going to include those in the numbers.

Jim Marino - Alberto-Culver - CEO-Elect for Alberto-Culver

We are going to break those out so you can see how — how we look on an ongoing basis, versus the one-time restructuring charges that will inevitable take. Again, I would caution you even on that because the ongoing operations are going to have some puts and takes in it that will make it a little bit difficult to compare to past quarters. Hopefully we can walk you through that as we — as we post those numbers and you will have a pretty good indication. But, again, it will be probably about Q3 before we’ll return to some form of normalcy.

Amy Chasen - Goldman Sachs - Analyst

Okay. Thank you.

Operator

Our next question, Connie Maneaty with Prudential.

Connie Maneaty - Prudential Equity Group - Analyst

Good afternoon. Let’s see. Are you free, Jim and Gary to talk about what the plans for your businesses are once the company is separated or do we have to wait for the transaction to take place?

Howard Bernick - Alberto-Culver - President and CEO

Well, you know, Connie, I think we have tried to get out, have a lot of investor conferences. We’ve had a multitude of people coming in here but in conjunction with this call, I don’t think it would be appropriate. I don’t know if the lawyers say it’s right or not, but our plan is not to get into a long dissertation. We hope that everybody has a good understanding that we are going to continue to invest behind our brands and businesses, we’re going to continue to introduce new products, open new stores, make acquisitions, expand geographically and it is really going to be business as usual in Denton, Texas and Melrose Park, Illinois.

Connie Maneaty - Prudential Equity Group - Analyst

Will there be a conference call of any sort after the transaction.

Howard Bernick - Alberto-Culver - President and CEO

Well, I think probably the company would wait and do a conference call in conjunction with the December quarter results in the case of Alberto-Culver. Gary Winterhalter is joined here by —

Sandy Martin - Alberto-Culver - IR for Sally Beauty Holdings

Sandy Martin.

Howard Bernick - Alberto-Culver - President and CEO

Sandy Martin who will be serving as the investor relations contact person for the new Sally Beauty Holdings, and I’m anticipating and hoping that both entities will continue to be open and transparent and communicative with our public company shareholders who we have always been very, very sensitive to answering your questions.

Jim Marino - Alberto-Culver - CEO-Elect for Alberto-Culver

Connie, this is Jim. You know, I think we prided ourselves on being very accessible to both the buy and sell side and we’re going to continue to do that. We will have a conference call on Alberto-Culver consumer products business after our first quarter results are in, which will be at the end of January. And we will certainly take any questions at that point in time, and continue to participate in investor conferences and so on. So I think we’ll — we’ll be as accessible and open as any company you will find and I’m sure that Gary and his team will be likewise.

Connie Maneaty - Prudential Equity Group - Analyst

That’s great. Do either of you have staffing needs that your separate organizations need to fill from this point on?

Howard Bernick - Alberto-Culver - President and CEO

I think both companies — I mean, Gary Winterhalter will be bringing in individuals like Sandy Martin in investor relations, and other people to handle SEC reporting and having the company be a stand alone public company. There’s less to do in Melrose Park because we’ve had the corporate structure but Jim will be making some changes. Some of us will be leaving the company and other people will be coming in, but there’s no whole scale — there’s no wide scale layoffs or major changes. Both of these businesses have operated separately, and are very well equipped to operate separately going forward.

Connie Maneaty - Prudential Equity Group - Analyst

That’s great. Thank you very much.

Operator

Our next question, Justin Hott with Bear Stearns.

Justin Hott - Bear, Stearns & Co - Analyst

Your cash position was much larger than I expected this quarter. Can you give me some, you know, guidance on maybe where that would — where that would go relative to Sally or the consumer piece?

Howard Bernick - Alberto-Culver - President and CEO

Well, we attribute the additional cash to good management and, frankly, as you all know, maybe I shouldn’t bring up a sore subject but you’ve got to tell the good, the bad and the ugly, we had that cash position even after having to pay the $50 million breakup fee on the Regis transaction.

But out of the Regis transaction came what we think is an even better situation for our shareholders. There’s a fixed amount of cash that’s going with Sally, and all the balance of the cash is going to go with Alberto-Culver. That was negotiated with conjunction with the transaction and Sally will certainly have enough to operate their business, and Sally generates a tremendous amount of cash and will have plenty of cash flow and EBITDA to service the debt that will be taken on in conjunction with the spinoff.

Justin Hott - Bear, Stearns & Co - Analyst

Great. Thank you very much and Howard, take care.

Howard Bernick - Alberto-Culver - President and CEO

Thank you.

Operator

Our next question, Justin Lumiere with Oscar Gruss & Son, Inc.

Justin Lumiere - Oscar Gruss & Son, Inc. - Analyst

Now as far as also increasing the internet presence. I saw that was one of CD&R’s strategies, they wanted to increase your internet presence. Is that just through marketing efforts?

Gary Winterhalter - Alberto-Culver - CEO designate for Sally/BSG spinoff

No, actually we don’t have an eCommerce web site for Sally at all right now. We have what I think is a nice web site, but we are going to morph that into an eCommerce site starting in January with a couple of our key categories, and then over the course of fiscal ‘07, we will have a full eCommerce assortment via Sally.

Justin Lumiere - Oscar Gruss & Son, Inc. - Analyst

Okay. Very good. Thank you very much.

Howard Bernick - Alberto-Culver - President and CEO

Thank you.

Operator

Our next question, Linda Bolton Weiser with Oppenheimer.

Linda Bolton Weiser - Oppenheimer - Analyst

Just so I’m clear, on the financials for the spunoff Sally/BSG, you have this low pro-forma income statement. So I guess I’m still confused about — are you talking about incremental margin declines in early FY ‘07, on top of the pro forma reflected. You know the pro-formas already reflect the incremental overhead allocation, right? I’m confused about why you are talking about incremental margin decline.

Howard Bernick - Alberto-Culver - President and CEO

You said for Sally/BSG, but it sounds as though you are asking a question about consumers. I think we’re all a little confused here, Linda. Could you rephrase it?

Linda Bolton Weiser - Oppenheimer - Analyst

I’m sorry, I meant consumer.

Howard Bernick - Alberto-Culver - President and CEO

Well, I get back to the comment I made maybe three or four minutes ago. We are being able in the consumer business — Jim, correct me — with sales of Nexxus and TRESemme growing faster than VO5 and so on, to have expanded our profit margins in fiscal 2006 in the consumer business.

Our sales were up about 9%. Our profits were up about 11%.

And looking at that same line for ‘07, Jim does not expect margin erosion. He’s going to continue to support Nexxus. He’s going to continue to support TRESemme, and we expect for ‘07 that there can be steady or slightly improving margins in global consumer also before some of these one-time charges. Listen, I’m still on the payroll, until the end of December. After January 1st, I’m unemployed and I’m on a fixed income and that’s going to help Jim’s margins a lot! So I don’t think you should be worried about margins in the consumer business. We have solid brands, good people, great sales forces, a lot of momentum. And there’s no hidden thing here. You know, obviously Jim is not as comfortable with some of these questions as I have been, but believe me, he’s better at building brands than I am and he’s going to do a great job. This is not a margin detraction or a major problem story for ‘07 or ‘08 or ‘09.

Jim Marino - Alberto-Culver - CEO-Elect for Alberto-Culver

Linda, this is Jim. If you thought about it in terms of operating income, then our margins should continue to improve over time. If you — if you look at below operating income, where we’re going to be, for a period of time saddled with some additional overhead that we didn’t have in prior years, it will detract from the picture. We have plans in place to reduce that overhead. Those will cost us some one-time charges. So all of that is going to occur in fiscal year ‘07 and then as you move into fiscal year ‘08, we will be clean again and you will look at it from a pretax or EBIT or however you want to look at it, it will be apples to apples. And that’s all I’m trying to get accross.

Linda Bolton Weiser - Oppenheimer - Analyst

Okay. Okay. Thanks.

Jim Marino - Alberto-Culver - CEO-Elect for Alberto-Culver

All righty.

Howard Bernick - Alberto-Culver - President and CEO

Thank you.

Operator

There are no other questions holding, Mr. Bernick. Please continue with any closing remarks.

Howard Bernick - Alberto-Culver - President and CEO

Thank you all very much for your time and attention and questions and interest in the Alberto-Culver Company. I hope very much that the people on the sell side and the buy side, who have been covering Alberto-Culver corporately will continue to cover Alberto-Culver and Sally Beauty Holdings.

Gary Winterhalter and Sandy Martin would very much appreciation that analysts on the specialty retail distribution side get familiarized with Sally Holdings, otherwise if you can not continue to cover it, although we are — they are a beauty care company, selling a lot of hair care and a lot of skin care, and if you want to look at it from the distribution side, there aren’t very many, if any, specialty retail distribution companies that have had the type of sales growth, profit growth, margins and cash flow that Sally Beauty holds has had.

So, again, thank you all very much for all of your support, all of your time, all of your attention. I may be one of the few CEOs in the country who has very much enjoyed working with all of you on the investor relations side. Thanks to the the good job that Gary and his team have done and Jim and his team have done to allow me to report these great results. So thank you all very much.

Operator

Thank you. [OPERATOR INSTRUCTIONS] This concludes today’s conference call. Thank you all for your participation and have a good afternoon.

Howard Bernick - Alberto-Culver - President and CEO

Thank you, Jessica.

Operator

Thank you, sir. Have a great day.

Howard Bernick - Alberto-Culver - President and CEO

Bye-bye.

*****

In connection with the proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”), which was declared effective on October 11, 2006. The registration statement contains a definitive proxy statement/prospectus-information statement, which was mailed to stockholders of Alberto-Culver on or about October 13, 2006. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they contain important information. Investors are able to obtain the definitive proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally Holdings, Inc. or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3117.

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and are set forth in the definitive proxy statement/prospectus-information statement. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

Forward-Looking Statements

This contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: risks inherent in acquisitions, divestitures and strategic alliances; the pattern of brand sales; loss of distributorship rights; competition within the relevant product markets; loss of one or more key employees; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the proposed transaction involving Alberto-Culver and CDR, which will separate Alberto-Culver’s consumer products business and its Sally/BSG beauty supply distribution business: the failure of Alberto-Culver shareholders to approve the transaction; the risk that the businesses will not be separated successfully or cost effectively; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events that negatively affect the intended tax free nature of the portion of the transaction related to the distribution of shares of a new company formed to hold the consumer products business of Alberto-Culver. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the Company’s 2005 Annual Report on Form 10-K, the Current Report on Form 8-K, dated June 20, 2006, and the Current Report on Form 8-K, dated June 22, 2006, filed with the SEC and available at the SEC’s internet site (http://www.sec.gov).